Troutman Pepper Hamilton Sanders LLP 620 Eighth Avenue, 37th Floor New York, NY 10018 troutman.com

July 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Rolf Sundwall

Sharon Blume

Irene Paik

Suzanne Hayes

Re:	Inhibikase Therapeutics, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 16, 2018 CIK No. 0001750149

Ladies and Gentlemen:

On behalf of our client, Inhibikase Therapeutics, Inc. (“Inhibikase” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 31, 2018 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and the revised Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 16, 2018

Cover Page

We note your statement that no assurance can be given that your application to list your common stock on the Nasdaq Capital Market will be approved. Please revise your disclosure here and elsewhere as appropriate to clarify whether approval of the Nasdaq listing is a condition to the offering.

The Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 10 and 164 of the Registration Statement to address the Staff’s comment. The Company has revised its disclosure to clarify that approval of the Nasdaq listing is a condition to the completion of the offering.

July 23, 2020 Page 2

Overview, page 1

We note your response to our prior comment three. Please delete the statement that you will complete the requirements for submissions of a New Drug Application in 2020. The statement predicting the completion of trials that you have not submitted an application to begin is speculative, assumes positive results and is not appropriate. We will not object to an estimate concerning the length of clinical trials. However, you should also indicate that the FDA may not agree with your trial design and the trials may take longer than anticipated.

The Company respectfully advises the Staff that it has revised the disclosure on page 2 of the Registration Statement to address the Staff’s comment. The Company has removed the statement related to the completion of the requirements for submissions of a New Drug Application (“NDA”) in 2020.

Risk Factors

Our amended and restated certificate of incorporation that will become effective upon the completion… page 64

We note that the forum selection provision in your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, we note that you select the federal district courts as the exclusive forum for causes of action arising under the Securities Act. Please revise your disclosure to address the uncertainty regarding the enforceability of this provision.

The Company respectfully advises the Staff that it has revised the disclosure on pages 68, 154 and 155 of the Registration Statement and page 7 of exhibit 3.2 to address the Staff’s comment. The Company has revised its restated certificate of incorporation to be effective upon completion of the Company’s initial public offering to clarify that the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, would not apply to suits to enforce a duty or liability created by the Securities Exchange Act of 1934. In addition, the Company has revised its disclosure on page 68 to state that there is uncertainty as to whether a court would enforce a provision selecting the federal district courts as the exclusive forum for causes of action arising under the Securities Act of 1933, as amended, and that some companies that adopted a similar federal district court forum selection provision are currently subject to a suit in the Chancery Court of Delaware by stockholders who assert that the provision is not enforceable.

July 23, 2020 Page 3

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions with respect to this confidential submission to me at (212) 808-2711 or krainesm@troutman.com.

Sincerely,

/s/ Merrill M. Kraines
Merrill M. Kraines, Esq.

cc:	Milton H. Werner, Ph.D., Inhibikase Therapeutics, Inc.

Todd Kornfeld, Esq., Troutman Pepper Hamilton Sanders LLP

Leslie Marlow, Esq., Gracin & Marlow LLP